UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Amendment No. 1

to

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

EL PASO PIPELINE PARTNERS, L.P.

(Name of the Issuer)

KINDER MORGAN, INC.

EL PASO PIPELINE GP COMPANY, L.L.C.

E MERGER SUB LLC

RICHARD D. KINDER

(Name of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

283702108

(CUSIP Number of Class of Securities)

Kinder Morgan, Inc.
El Paso Pipeline Partners, L.P.

El Paso Pipeline GP Company, L.L.C.
c/o David R. DeVeau

Vice President and General Counsel

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Richard D. Kinder 1001 Louisiana Street, Suite 1000 Houston, Texas 77002 (713) 369-9000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gary W. Orloff R. Daniel Witschey, Jr. Troy L. Harder Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002 (713) 221-2300	Michael J. Aiello Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000	Mike Rosenwasser Keith R. Fullenweider Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

(a)         ☒   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)         ☒   The filing of a registration statement under the Securities Act of 1933.

(c)          ☐    A tender offer.

(d)         ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,956,615,451	$575,959

*                 Calculated solely for the purpose of determining the filing fee.  The transaction valuation was calculated by multiplying (a) 140,852,954, the estimated maximum number of EPB common units that may be exchanged for the merger consideration, by (b) $39.84, the average of the high and low prices per EPB common unit as reported on the New York Stock Exchange on September 26, 2014, minus $654,966,236, the estimated aggregate amount of cash consideration to be paid to former holders of EPB common units.

**          In accordance with Rule 0-11(c)(1), the filing fee was calculated by multiplying 0.0001162 by the Transaction Valuation.

☒          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:  $670,262

Form or Registration No.:  Form S-4 (Registration No. 333-198411)

Filing Party:  Kinder Morgan, Inc.

Date Filed:  August 27, 2014

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) El Paso Pipeline Partners, L.P., a Delaware limited partnership (“EPB”), and the issuer of the common units which are the subject of the Rule 13e-3 transaction, (ii) Kinder Morgan, Inc., a Delaware corporation (“KMI”), (iii) El Paso Pipeline GP Company, L.L.C., a Delaware limited liability company (“EPGP”), (iv) E Merger Sub LLC, a Delaware limited liability company (“E Merger Sub”) and (v) Richard D. Kinder.  This Schedule relates to the Agreement and Plan of Merger, dated as of August 9, 2014, by and among EPB, KMI, EPGP and E Merger Sub (the “EPB merger agreement”).

KMI has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-198411) (as amended by Amendment No. 1 thereto, the “Form S-4”), which contains a proxy statement/prospectus (the “EPB proxy statement/prospectus”), which constitutes (i) a prospectus of KMI under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the KMI common stock to be issued pursuant to the EPB merger agreement and (ii) a notice of meeting and a proxy statement of EPB under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the special meeting of EPB unitholders, at which EPB unitholders will be asked to consider and vote on, among other matters, a proposal to approve the EPB merger agreement.  A copy of the Form S-4 is attached hereto as Exhibit (a)(3) and a copy of the EPB merger agreement is attached as Annex A to the EPB proxy statement/prospectus.  All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the EPB proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the EPB proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference.  As of the date hereof, the EPB proxy statement/prospectus is in preliminary form and is subject to completion.  Terms used but not defined in this Schedule shall have the meanings given to them in the EPB proxy statement/prospectus.

Item 1.  Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the EPB Special Meeting and the Proposals”

Item 2.  Subject Company Information.

Regulation M-A Item 1002

(a)                                 Name and Address.  EPB’s name and the address and telephone number of its principal executive offices are as follows:

El Paso Pipeline Partners, L.P.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

(b)                                 Securities.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Transactions”

“Summary Term Sheet—EPB Special Meeting; Unitholders Entitled to Vote; Vote Required”

“Questions and Answers about the EPB Special Meeting and the Proposals”

“The EPB Special Meeting—Record Date; Outstanding Units; Units Entitled to Vote”

(c)                                  Trading Market and Price.  The information set forth in the EPB proxy statement/prospectus under the caption “Summary Term Sheet—Comparative Stock and Unit Prices; Comparative Dividends and Distributions” is incorporated herein by reference.

(d)                                 Dividends.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Comparative Stock and Unit Prices; Comparative Dividends and Distributions” is incorporated herein by reference.

“Proposal 1: The Merger Agreement—Dividends and Distributions”

“Comparison of Rights of KMI Stockholders and EPB Unitholders”

Annex A—Agreement and Plan of Merger

(e)                                  Prior Public Offerings.  The information set forth in the EPB proxy statement/prospectus under the caption “Where You Can Find More Information—EPB’s Filings (SEC File No. 001-33825)” is incorporated herein by reference.

(f)                                   Prior Stock Purchases.  The information set forth in the EPB proxy statement/prospectus under the caption “Where You Can Find More Information—EPB’s Filings (SEC File No. 001-33825)” is incorporated herein by reference.

Richard D. Kinder purchased EPB common units during the past two years in the following amounts by quarter:

Quarter	Number of Units	Range of Prices Paid; Average Purchase Price	Other Terms
Q1 2014	100,000	Range of $29.835 to $30.22 per share; Average of $30.0359 per unit	Purchased on open market

Item 3.  Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a)                                 Name and Address.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

“Special Factors—Directors and Executive Officers of KMI After the Merger”

“The Parties to the Merger”

“Where You Can Find More Information—KMI’s Filings (SEC File No. 001-35081)”

“Where You Can Find More Information—EPB’s Filings (SEC File No. 001-33825)”

The name, business address and telephone number of Richard D. Kinder are as follows:

Richard D. Kinder

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

(b)                                 Business and Background of Entities.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”

“Summary Term Sheet—Relationship of the Parties to the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

“The Parties to the Merger”

“Where You Can Find More Information—KMI’s Filings (SEC File No. 001-35081)”

“Where You Can Find More Information—EPB’s Filings (SEC File No. 001-33825)”

Unless stated otherwise herein or in documents incorporated by reference, none of the filing persons have been (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), or (ii) a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)                                  Business and Background of Natural Persons.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Relationship of the Parties to the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

“Special Factors—Directors and Executive Officers of KMI After the Merger”

“Where You Can Find More Information—KMI’s Filings (SEC File No. 001-35081)”

“Where You Can Find More Information—EPB’s Filings (SEC File No. 001-33825)”

Unless stated otherwise herein or in documents incorporated by reference, all natural persons specified in General Instruction C to Schedule 13E-3 (i) are U.S. citizens, (ii) have not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and (iii) have not been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4.  Terms of the Transaction.

Regulation M-A Item 1004

(a)                                 Material Terms.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the EPB Special Meeting and the Proposals”

“Special Factors”

“The EPB Special Meeting”

“Proposal 1: The Merger Agreement”

“Material U.S. Federal Income Tax Consequences”

“Comparison of Rights of KMI Stockholders and EPB Unitholders”

Annex A—Agreement and Plan of Merger

(c)                                  Different Terms.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Transactions”

“Summary Term Sheet—Treatment of Equity Awards”

“Summary Term Sheet—Merger Consideration”

“Summary Term Sheet—Interests of Certain Persons in the Transactions”

“Special Factors—EPB Unitholders Making Elections—Proration and Adjustment Procedures”

“Special Factors—Effects of the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Proposal 1: The Merger Agreement—Merger Consideration”

Annex A—Agreement and Plan of Merger

(d)                                 Appraisal Rights.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—No Appraisal Rights”

“Special Factors—No Appraisal Rights”

(e)                                  Provisions for Unaffiliated Security Holders.  The information set forth in the EPB proxy statement/prospectus under the caption “Where You Can Find More Information” is incorporated herein by reference.

(f)                                   Eligibility for Listing or Trading.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Listing of KMI Common Stock”

“Special Factors—Restrictions on Sales of KMI Common Stock Received in the Merger”

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)                                 Transactions.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Where You Can Find More Information—KMI’s Filings (SEC No. 001-35081)”

“Where You Can Find More Information—EPB’s Filings (SEC No. 001-33825)”

(b)                                 Significant Corporate Events.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Proposal 1: The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)                                  Negotiations or Contacts.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Relationship of the Parties to the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Proposal 1: The Merger Agreement”

Annex A—Agreement and Plan of Merger

(e)                                  Agreements Involving the Subject Company’s Securities.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Relationships of the Parties to the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Directors and Executive Officers of KMI After the Merger”

“Special Factors—Ownership of KMI After the Transactions”

“Proposal 1: The Merger Agreement”

“The Support Agreement”

“Description of the Debt Financing for the Transactions”

“Annex A—Agreement and Plan of Merger”

Item 6.  Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)                                 Use of Securities Acquired.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Delisting and Deregistration of EPB Common Units”

“Proposal 1: The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)(1)-(8)  Plans.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to Fairness”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Directors and Executive Officers of KMI After the Merger”

“Special Factors—Delisting and Deregistration of EPB Common Units”

“Special Factors—Ownership of KMI After the Transactions”

“Description of the Debt Financing for the Transactions”

“Proposal 1: The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 7.  Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)                                 Purposes.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to Fairness”

“Special Factors—Interests of Certain Persons in the Transactions”

(b)                                 Alternatives.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to Fairness”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

(c)                                  Reasons.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Opinion of Tudor, Pickering, Holt & Securities, Inc.”

(d)                                 Effects.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers about the EPB Special Meeting and the Proposals”

“Special Factors—Effects of the Transactions”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Delisting and Deregistration of EPB Common Units”

“Material U.S. Federal Income Tax Consequences”

“Description of the Debt Financing for the Transactions”

“Proposal 1: The Merger Agreement”

“Comparison of Rights of KMI Stockholders and EPB Unitholders”

Annex A—Agreement and Plan of Merger

Item 8.  Fairness of the Transaction

Regulation M-A Item 1014

(a)                                 Fairness.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

(b)                                 Factors Considered in Determining Fairness.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Summary Term Sheet—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Summary Term Sheet—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Summary Term Sheet—Opinion of Barclays Capital Inc.”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Opinion of Barclays Capital Inc.”

Annex B—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.

Annex C—Opinion of Barclays Capital Inc.

(c)                                  Approval and Adoption of Security Holders.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—EPB Special Meeting; Unitholders Entitled to Vote; Vote Required”

“Questions and Answers about the EPB Special Meeting and the Proposals”

“Special Factors—Background of the Transactions”

“Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“The EPB Special Meeting—Required Vote”

Annex A—Agreement and Plan of Merger

(d)                                 Unaffiliated Representative.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Summary Term Sheet—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

Annex B—Opinion of Tudor, Pickering, Holt & Co., LLC

(e)                                  Approval of Directors.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

(f)                                   Other Offers.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

Item 9.  Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b)              Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.  The presentations of Barclays Capital Inc. to (i) the Board of Directors of KMI, dated July 16, 2014, July 17, 2014 and August 9, 2014 and (ii) the Independent Members of the EPGP Board, dated July 17, 2014, are attached hereto as Exhibits (c)(8), (10) and (11) and are incorporated herein by reference.  The presentation of Barclays Capital Inc. to the EPB Conflicts Committee, dated July 17, 2014, is attached hereto as Exhibit (c)(9) and is incorporated herein by reference.  The presentations of Citigroup Global Markets Inc. to the Board of Directors of KMI, dated July 16, 2014 and August 9, 2014 are attached hereto as Exhibits (c)(12)—(13) and are incorporated herein by reference. The presentations of Tudor, Pickering, Holt & Co., LLC to the EPB Conflicts Committee, dated July 30, 2014, August 4, 2014 and August 8, 2014, are attached hereto as Exhibits (c)(2)—(6) and are incorporated herein by reference.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Background of the Transactions”

“Special Factors—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Financial Analysis of Citigroup Global Markets Inc.”

Annex B—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.

Annex C—Opinion of Barclays Capital Inc.

(c)                                  Availability of Documents.  The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of EPB during its regular business hours by any interested holder of EPB common units. The information set forth in the EPB proxy statement/prospectus under the following caption is incorporated herein by reference.

“Special Factors—Opinion of Tudor, Pickering, Holt & Co., LLC”

Item 10.  Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)                                 Source of Funds.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Transactions”

“Special Factors—Effects of the Transactions”

“Description of the Debt Financing for the Transactions”

(b)                                 Conditions.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Conditions to Completion of the Merger”

“Summary Term Sheet—Regulatory Approvals Required for the Merger”

“Special Factors—Regulatory Approvals Required for the Merger”

“The EPB Special Meeting—Required Vote”

“Proposal 1: The Merger Agreement—Conditions to Completion of the Merger”

“Proposal 1: The Merger Agreement—Regulatory Matters”

“Description of the Debt Financing for the Transactions”

Annex A—Agreement and Plan of Merger

(c)                                  Expenses.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses Relating to the Merger”

“Special Factors—Estimated Fees and Expenses”

“The EPB Special Meeting—Solicitation of Proxies”

“Proposal 1: The Merger Agreement”

“Description of the Debt Financing for the Transactions”

Annex A—Agreement and Plan of Merger

(d)                                 Borrowed Funds.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Transactions”

“Special Factors—Effects of the Transactions”

“Description of the Debt Financing for the Transactions”

Item 11.  Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)                                 Securities Ownership.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

“Special Factors—Ownership of KMI After the Transactions”

(b)                                 Securities Transactions.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

There have been no transactions in the subject securities by the filing persons during the last 60 days.

Item 12.  The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)                                 Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Effect of the Transactions”

“Questions and Answers about the EPB Special Meeting and the Proposals”

“Special Factors—Effect of the Transactions”

“Special Factors—Background to the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Security Ownership of Certain Beneficial Owners and Management of EPB”

“The EPB Special Meeting—Unit Ownership of and Voting by KMI and EPGP’s Directors and Executive Officers”

(e)                                  Recommendations of Others.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Questions and Answers about the EPB Special Meeting and the Proposals”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—KMI Parties’ Purpose and Reasons for the Transactions”

“The EPB Special Meeting — The EPB Conflicts Committee and EPGP Board Recommendation”

“The Support Agreement”

Annex B—Opinion of Tudor, Pickering, Holt & Co., LLC

Annex C—Opinion of Barclays Capital Inc.

Item 13.  Financial Information.

Regulation M-A Item 1010

(a)                                 Financial Statements.  The audited financial statements set forth in EPB’s Annual Report on Form 10-K for the year ended December 31, 2013 along with Exhibit 12.1 thereto, the unaudited financial statements set forth in EPB’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014, and June 30, 2014, and the information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet — Selected Historical Consolidated Financial Data of EPB”

“Where You Can Find More Information”

(b)                                 Pro Forma Information.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Selected Unaudited Pro Forma Condensed Combined Financial Information”

“Summary Term Sheet—Unaudited Comparative Per Share/Unit Information”

“Unaudited Pro Forma Condensed Combined Financial Statements”

“Where You Can Find More Information”

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)                                 Solicitations or Recommendations.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendation of the EPB Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Summary Term Sheet—Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the EPB Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Position of the KMI Parties, EPGP and EPB as to the Fairness of the Merger”

“Special Factors—Opinion of Opinion of Tudor, Pickering, Holt & Co. Securities, Inc.”

“Special Factors—Opinion of Barclays Capital Inc.”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—EPB Unitholders Making Elections”

“The Special Meeting—Solicitation of Proxies”

Annex B—Opinion of Tudor, Pickering, Holt & Co., LLC

Annex C—Opinion of Barclays Capital Inc.

(b)                                 Employees and Corporate Assets.  The information set forth in the EPB proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Transactions”

“Special Factors—Recommendation of the EPGP Conflicts Committee and the EPGP Board and Their Reasons for the Merger”

“Special Factors—Interests of Certain Persons in the Transactions”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.  Additional Information.

Regulation M-A Item 1011

(c)                                  Other Material Information.  The information contained in the EPB proxy statement/prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16.  Exhibits.

Regulation M-A Item 1016

(a)(1)                  Letter to Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(a)(2)                  Notice of Special Meeting of Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(a)(3)                  Proxy Statement of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(b)(1)                  Bridge Facility Commitment Letter, dated as of August 9, 2014, among Barclays Bank PLC, Kinder Morgan, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kinder Morgan Energy Partners, L.P. with the Securities and Exchange Commission on August 12, 2014

(b)(2)                  Bridge Credit Agreement, dated September 19, 2014 among Kinder Morgan, Inc., as borrower, Barclays Bank PLC, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 25, 2014

(c)(1)                   Fairness Opinion of Tudor, Pickering, Holt & Co. Securities, Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(c)(2)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(3)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(4)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(5)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(6)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 8, 2014

(c)(7)                   Fairness Opinion of Barclays Capital Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(c)(8)*            Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(9)*            Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 17, 2014

(c)(10)*     Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of Kinder Morgan, Inc., dated July 17, 2014

(c)(11)*     Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(c)(12)*     Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(13)*     Presentation of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(d)(1)                  Agreement and Plan of Merger, dated August 9, 2014, among Kinder Morgan, Inc., El Paso Pipeline Partners, L.P., E Merger Sub LLC and El Paso Pipeline GP Company, L.L.C., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. on October 1, 2014

(d)(2)                  Support Agreement dated August 9, 2014, among El Paso Pipeline Partners, L.P., and the other parties thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on August 12, 2014

(f)(1)                    First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 21, 2007, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 28, 2007

(f)(2)                    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008, incorporated herein by reference to Exhibit 4.A to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on July 28, 2008

(f)(3)                    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 14, 2013, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 15, 2013

(f)(2)*             Delaware Code Title 6 § 17-212

(g)                                  None

(h)                                 None.

*                                         Previously filed on August 27, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2014	KINDER MORGAN, INC.

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: October 2, 2014	EL PASO PIPELINE PARTNERS, L.P.

By: El Paso Pipeline GP Company, L.L.C., its general partner

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: October 2, 2014	EL PASO PIPELINE GP COMPANY, L.L.C.

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: October 2, 2014	E MERGER SUB LLC

	By:	/s/ David R. DeVeau
	Name:	David R. DeVeau
	Title:	Vice President

Dated: October 2, 2014	/s/ Richard D. Kinder
RICHARD D. KINDER

EXHIBIT INDEX

(a)(1)                  Letter to Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(a)(2)                  Notice of Special Meeting of Unitholders of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(a)(3)                  Proxy Statement of El Paso Pipeline Partners, L.P., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(b)(1)                  Bridge Facility Commitment Letter, dated as of August 9, 2014, among Barclays Bank PLC, Kinder Morgan, Inc., incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Kinder Morgan Energy Partners, L.P. with the Securities and Exchange Commission on August 12, 2014

(b)(2)                  Bridge Credit Agreement, dated September 19, 2014 among Kinder Morgan, Inc., as borrower, Barclays Bank PLC, as administrative agent, and the lenders party thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 25, 2014

(c)(1)                   Fairness Opinion of Tudor, Pickering, Holt & Co. Securities, Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(c)(2)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(3)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 30, 2014

(c)(4)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(5)*            Supplemental Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 4, 2014

(c)(6)*            Presentation of Tudor, Pickering, Holt & Co. Securities, Inc. to the Conflicts Committee of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated August 8, 2014

(c)(7)                   Fairness Opinion of Barclays Capital Inc., dated August 9, 2014, incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on October 1, 2014

(c)(8)*            Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(9)*            Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of El Paso Pipeline GP Company, L.L.C., dated July 17, 2014

(c)(10)*     Presentation of Barclays Capital Inc. to the Independent Members of the Board of Directors of Kinder Morgan, Inc., dated July 17, 2014

(c)(11)*     Presentation of Barclays Capital Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(c)(12)*     Preliminary Discussion Materials of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated July 16, 2014

(c)(13)*     Presentation of Citigroup Global Markets Inc. to the Board of Directors of Kinder Morgan, Inc., dated August 9, 2014

(d)(1)                  Agreement and Plan of Merger, dated August 9, 2014, among Kinder Morgan, Inc., El Paso Pipeline Partners, L.P., E Merger Sub LLC and El Paso Pipeline GP Company, L.L.C., incorporated herein by reference to the EPB proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 filed by Kinder Morgan, Inc. on October 1, 2014

(d)(2)                  Support Agreement dated August 9, 2014, among El Paso Pipeline Partners, L.P., and the other parties thereto, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on August 12, 2014

(f)(1)                    First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 21, 2007, incorporated here by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 28, 2007

(f)(2)                    Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated July 28, 2008, incorporated herein by reference to Exhibit 4.A to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on July 28, 2008

(f)(3)                    Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of El Paso Pipeline Partners, L.P., dated November 14, 2013, incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by El Paso Pipeline Partners, L.P. on November 15, 2013

(f)(2)*             Delaware Code Title 6 § 17-212

(g)                                  None

(h)                                 None.

*                                         Previously filed on August 27, 2014.